Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of B. Riley Principal 150 Merger Corp. on Form S-4 of our report dated January 7, 2021, which includes an explanatory paragraph as to B. Riley Principal 150 Merger Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of B. Riley Principal 150 Merger Corp. as of December 31, 2020 and for period from June 19, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 6, 2022